EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

May 17, 2006

TSX Venture Exchange Symbol: EMR

OTC Bulletin Board Symbol: EGMCF

U.S. 20-F Registration: 000-51411

Frankfurt Stock Exchange Symbol: EML

EMGOLD MINING ANNOUNCES APPOINTMENT OF VICE PRESIDENT OF ENGINEERING AND CONSTRUCTION

Emgold Mining Corporation (EMR-TSX Venture) (the “Company” or “Emgold”) is pleased to announce the appointment of Mr. David Sinitsin, P.Eng. in the newly created role of Vice-President, Engineering and Construction.  Mr. Sinitsin will be responsible for the capital budgeting associated with the re-opening of the Idaho-Maryland Mine in Grass Valley, California as well as any other capital projects the Company may undertake.  Accordingly, he will be responsible for matters ranging from initial assessments and pre-feasibility studies through to successful design, construction and commissioning of facilities.

Mr. Sinitsin brings more than 23 years of international engineering design, construction, commissioning and project management experience to Emgold. He holds Bachelor and Master degrees in Mechanical Engineering from the University of British Columbia, with a specialization in the field of heat transfer and fluid flow. As a registered professional engineer, he has led teams to successful completion of large, international, multidisciplinary projects in the mining, chemical, electrochemical, petrochemical and pulp and paper industries.  His experience includes the initiation and completion of large capital projects in Canada, Brazil, Peru, China, and the United States.  Mr. Sinitsin has held progressively senior positions with international companies such as Shell Canada Inc., Aker-Kvaerner-Cheme ~~i~~ tics, Fluor Daniel Inc., AMEC PLC and NORAM Engineering and Constructors Ltd.

“We are very pleased to welcome Dave Sinitsin to Emgold Mining,” said Bill Witte, President and CEO. “Dave’s broad range of capital project management experience further enhances Emgold’s sound technical team as we continue to advance towards the Company’s goal of re opening the Idaho-Maryland Mine and the successful operation of a phased 2400 ton per day integrated gold mill and ceramic production operating facilities.”

William J. (Bill) Witte, P.Eng.

President and Chief Executive Officer

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company’s website at www.emgold.com.